                                                                      EXHIBIT 11
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                         ARTESIAN RESOURCES CORPORATION
                   COMPUTATION OF NET INCOME PER COMMON SHARE

                                          2003             2002             2001
Earnings
   Income Applicable to
    Common Stock Shares,
    Class A Non-Voting
    and Class B Common Stock       $ 3,845,323      $ 4,125,431      $ 3,270,342
   Weighted average number
    of shares outstanding
      Basic                          3,880,159        3,533,460        3,039,414
      Diluted                        3,992,519        3,612,588        3,107,315
Net Income per Common Share,
   Class A Non-Voting and
   Class B Common Stock
      Basic                        $      0.99      $      1.17      $      1.07
      Diluted                      $      0.96      $      1.14      $      1.05